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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Liz Walsh, Staff Attorney
Chris Edwards , Staff Attorney
Jorge Bonilla, Staff Accountant
Mark Rakip, Staff Accountant

Re:	IDEAYA Biosciences, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on January 17, 2019
CIK No. 0001676725

Ladies and Gentlemen:

On behalf of our client, IDEAYA Biosciences, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on January 17, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated February 15, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

March 15, 2019

Prospectus Summary

Overview, page 1

1.

We note your discussion of molecular diagnostics to select the patient populations likely to benefit from your targeted therapies. Please explain whether this approach will limit the potential market for your product candidates and whether the FDA may require you to conduct clinical trials on a broader patient population prior to approving your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is generally understood that a targeted therapy, if approved, is intended only for patients whose tumors harbor the target molecular characteristics such as genetic alterations or protein expression (e.g., biomarker-positives). As such, the potentially addressable commercial market will correspond, generally, to the patient population having such target molecular characteristics. Other clinical and market considerations (e.g., other available treatments and/or competitive pharmaceuticals) will also impact potential market for product candidates. The Company believes it is possible, but unlikely, that the FDA would require clinical trials in a broader patient population, including biomarker-negatives, in order to demonstrate positive benefit-risk of the targeted drug for regulatory approval decision-making. As long as a sponsor can provide evidence, such as preclinical data and/or limited clinical Phase 1 data (e.g., from an all-comers design clinical trial), showing that the targeted drug is only (or mostly) effective in the biomarker-positive tumors, i.e., ineffective in the biomarker-negative setting, the Company expects the FDA would accept efficacy/safety (benefit-risk) assessment of the targeted drug in biomarker-positive population for regulatory approval purposes. The Company believes this approach of limiting clinical testing primarily to biomarker-positive patients helps prevent (or minimize) biomarker-negative patients from being exposed to an ineffective treatment.

2.

We note your statements here and elsewhere in your prospectus, including the Risk Factors and Business sections, that certain of your product candidates, including IDE196 and IDE697, are “potentially first-in-class.” We also note similar disclosure regarding your synthetic lethality programs, including on page 94. These statements imply an expectation of regulatory approval and are inappropriate given the early stage of development. Please remove or revise these statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, to the Company’s knowledge, IDE196 is the only PKC inhibitor product candidate currently in clinical trial. As such, the Company submits that the reference to “potentially first-in-class” is appropriate with respect to IDE196. With respect to the Company’s other product candidates, in response to the Staff’s comment, the Company has revised pages 2, 5, 31, 83, 94, 95, 96, 104 and 131 of the Registration Statement.

March 15, 2019

3.

Please revise your pipeline table to include columns for each stage of further development for your product candidates. Please also revise your pipeline table to remove the programs that are in the discovery or target identification phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

Response: In response to the Staff’s comment, the Company has revised the product pipeline table appearing on pages 1 and 103 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 7

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors

Risks Related to Our Business, page 15

5.

We note your disclosure on page 134 that your Option and License Agreement with CRUK and the University of Manchester is scheduled to expire in April 2019. Please disclose any related potential material risks and consequences.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is actively negotiating an amendment to the Option and License Agreement (the “Agreement”) that would provide for, among other things, an extension of the term of the Option Period under the Agreement (the “Amendment”). If the Company is unable to negotiate the Amendment on commercially reasonable terms, the Company may elect to exercise the option or otherwise allow the Agreement to terminate in accordance with its terms. The Company respectfully advises the Staff that the risk of termination of the Agreement is disclosed in the risk factor on page 50 (“Our rights to develop and commercialize our product candidates are subject in part to the terms and conditions of licenses granted to us by others, and the patent protection, prosecution and enforcement for some of our product candidates may be dependent on our licensors.”) and the consequence of termination is described on page 137 in the disclosure under the heading “Exclusive Option and License Agreement with CRUK”.

March 15, 2019

Risks Related to Our Common Stock and This Offering

Our amended and restated certificate of incorporation will provide for an exclusive forum provision in the Court of Chancery...., page 70

6.

We note your disclosure that your amended and restated certificate of incorporation will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated certificate of incorporation states this clearly.

Response: In response to the Staff’s comment, the Company has revised pages 70 and 186 of the Registration Statement. The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s amended and restated certificate of incorporation states this provision in a manner that the Company believes is consistent with applicable law.

Use of Proceeds, page 74

7.

Please disclose how far the allocations set forth in the first bullet point will advance IDE196, including the milestone payments to Novartis, and provide further details regarding the specifics of such development. Similarly, please specify how far the allocation in the second bullet will advance IDE697 and the programs listed in that bullet point.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 68 and 74 of the Registration Statement.

8.

We note that you will require additional funds to advance your product candidates through clinical trials, regulatory approval and commercialization. Please revise to disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement.

March 15, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 88

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to your initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

Our Capabilities and Approach to Precision Medicine, page 97

10.

We note that Figure 1 on page 97 shows a number of partnerships, including but not limited to those with Monoceros, Blue Dolphin, Monash University and Ventana. To the extent material, please provide more details about such partnerships, including whether these are current or prospective partners, and any related agreements.

Response: In response to the Staff’s comment, the Company has revised Figure 1 on page 99 of the Registration Statement and has revised page 102 to provide more details about such partnerships, including whether these are current or perspective partners, to the extent applicable.

Clinical Development, page 100

11.

We note your disclosure that you “will advance the product into clinical trial,” as well as your disclosure regarding how you design your clinical trials. We also note your disclosure that you have not initiated any of your own clinical trials. Please explain or revise.

Response: In response to the Staff’s comment, the Company has revised page 101 of the Registration Statement.

Therapies Based on Synthetic Lethality

Overview, page 111

12.

We note disclosure, including Figure 14 and the related text on page 111, and elsewhere in your Business section regarding the effectiveness of PARP inhibitors manufactured by other companies, including AstraZeneca. Please revise to explain the relevance to your business and products or delete.

March 15, 2019

Response: In response to the Staff’s comment, the Company has revised page 119 of the Registration Statement.

Certain Relationships and Related Party Transactions

Research, Development and Manufacturing Services Agreements, page 176

13.

We note that you have entered into master services agreements with each of WuXi AppTec (Hong Kong) Limited and STA Pharmaceutical Hong Kong Limited. To the extent material, please provide more details regarding the subject and terms of such agreements, and file such agreements as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the master services agreements with each of WuXi AppTec (Hong Kong) Limited and STA Pharmaceutical Hong Kong Limited are not material to the Company’s business.

General

14.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with proofs of all graphics, visual, or photographic information that the Company will provide in the printed prospectus prior to its use.

* * *

March 15, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark Roeder Mark Roeder of LATHAM & WATKINS LLP

cc:	Yujiro Hata, IDEAYA Biosciences, Inc.
Paul Stone, IDEAYA Biosciences, Inc.
Mark Roeder, Latham & Watkins LLP
Benjamin Potter, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP